UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

January 28, 2009

THE SAVANNAH BANCORP, INC.

(Exact name of registrant as specified in its charter)

Georgia	0-18560	58-1861820
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to
simultaneously satisfy the filing obligation of the registrant under any
of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Item 7.01 - Regulation FD Disclosure

On January 28, 2009, The Savannah Bancorp, Inc. ("Registrant") issued a news release with respect to the announcement of earnings in the fourth quarter 2008.

A copy of Registrant's press release is attached hereto as Exhibit 99.1 and by this reference is hereby incorporated by reference into this Form 8-K and made a part hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Michael W. Harden, Jr.   Date: January 28, 2009
Michael W. Harden, Jr.
Chief Financial Officer

Exhibit 99.1

THE SAVANNAH BANCORP, INC.
YEAR-END EARNINGS ANNOUNCEMENT

January 28, 2009
For Release: Immediately

The Savannah Bancorp Reports Fourth Quarter Earnings of $778,000, 2008 Earnings of $6 million and Declares Quarterly Dividend

SAVANNAH, GA (Globe Newswire) The Savannah Bancorp, Inc. (NASDAQ: SAVB) reported net income for the fourth quarter 2008 of $778,000 compared to $353,000 for the same period in 2007. Fourth quarter net income per diluted share was $0.13 in 2008 and $0.06 in 2007, an increase of 117 percent. Net income for 2008 was $6,006,000 compared with net income of $7,636,000 in 2007, a decrease of 21 percent. Net income per diluted share was $1.01 for 2008 and $1.29 in 2007, a decrease of 22 percent. The decline in 2008 earnings results primarily from a higher provision for loan losses and a lower net interest margin when compared to 2007. 2008 earnings include the net income derived from the previously announced acquisition of Minis & Co., Inc. ("Minis") on August 31, 2007. Other growth and performance ratios are included in the attached financial highlights and information.

Total assets increased 8.0 percent to $1 billion at December 31, 2008, up $68 million from $932 million a year earlier. Loans totaled $865 million compared with $809 million one year earlier, an increase of 7.0 percent. Deposits totaled $832 million at December 31, 2008 and $764 million at December 31, 2007, an increase of 8.9 percent. Average total assets increased 10 percent to $960 million in 2008 from $869 million in 2007. Average portfolio loans were $822 million in 2008 compared with $754 million in 2007, an increase of 9.0 percent. Average deposits were $785 million in 2008 and $720 million in 2007, an increase of 9.0 percent. Shareholders' equity increased 6.1 percent to $81 million at December 31, 2008 from $76 million at December 31, 2007. The Company's total capital to risk-weighted assets ratio was 11.54 percent, well in excess of the 10 percent required by the regulatory agencies to maintain well-capitalized status.

President and CEO John C. Helmken II said, "Despite the continued headwinds of the current economy we were able to turn in positive earnings in the fourth quarter and a very respectable $6 million in net income for 2008. Our Company crossed the threshold of $1 billion in assets and grew loans and deposits 7% and 9%, respectively, in 2008."

The allowance for loan losses was $13,300,000, or 1.54 percent of loans at December 31, 2008 compared to $12,864,000 or 1.59 percent of total loans a year earlier. Nonperforming assets were $35,707,000 or 4.09 percent of total loans and other real estate owned at December 31, 2008 compared to $19,535,000 or 2.41 percent at December 31, 2007. For 2008, net charge-offs were $5,564,000 compared to $765,000 for 2007. The provision for loan losses for 2008 was $6,000,000 compared to $4,675,000 for 2007. Fourth quarter 2008 net charge-offs were $1,360,000 compared to net charge-offs of $123,000 in the same period in 2007. The provision for loan losses for the fourth quarter of 2008 was $2,270,000 compared to $3,145,000 for the fourth quarter of 2007.

Helmken added, "We continue to commit the expertise, resources and discipline necessary to work through problem assets in our portfolio. While our asset quality trends have not improved they continue to be at a manageable level. However, we remain very much on the offensive as it relates to our team of experienced bankers soliciting new relationships and taking care of the banking needs of our existing customers. We view our 12% deposit market share as 88% opportunity. Management is very focused on working problem credits, continuing to serve our customers and meet their financial needs, and reducing our noninterest expense as we must do - now more than ever before. Nothing is sacred in that regard. We are evaluating every line item to make sure that our dollars are wisely invested; where they are not, that expense is being eliminated."

"While it is certainly not business as usual in times like these, our growing customer base can continue to expect our high touch, relationship banking that serves our banks and customers well in good times as well as tough times," Helmken said.

Net interest income decreased $733,000, or 2.2 percent, in 2008 over 2007. In 2008, the net interest margin declined to 3.58 percent from 3.99 percent in 2007, primarily due to a decline in noninterest-bearing deposits and higher levels of noninterest-earning assets. Noninterest income increased $2,824,000 or 60 percent, including $1,319,000 in higher trust and asset management fees due primarily to Minis, $498,000 in higher service charges on deposit accounts, and hedging gains of $1,288,000, partially offset by lower mortgage related income. Noninterest expense increased $3,461,000, or 16 percent during 2008 as compared to 2007. Of the increase, $940,000 was related to the full year of operations of Minis. Noninterest expense also included $402,000 of higher FDIC insurance premiums and approximately $483,000 of higher expense related to other real estate and loan costs. The remainder of the increase was due to higher personnel, occupancy and equipment and other expense.

In the fourth quarter, the Company also applied to participate in the TARP Capital Purchase Program offered by the U.S. Treasury Department. The Company is eligible to issue up to $24 million of preferred stock under the guidelines of the program.

The Board of Directors approved a regular quarterly cash dividend of 12.5 cents per share for the first quarter. The first quarter dividend is payable on February 23, 2009 to shareholders of record on February 6, 2009.

The Savannah Bancorp, Inc. ("SAVB"), a bank holding company for The Savannah Bank, N.A., Bryan Bank & Trust (Richmond Hill, GA), Harbourside Community Bank (Hilton Head Island, SC) and Minis & Co., Inc. (a registered investment advisory firm), is headquartered in Savannah, Georgia and began operations in 1990. Its primary businesses include loan, deposit, trust, asset management and mortgage origination services provided to local customers.

Forward-Looking Statements

This press release contains statements that constitute "forward-looking statements" within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934 as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements identified by words or phrases such as "potential," "opportunity," "believe," "expect," "anticipate," "current," "intention," "estimate," "assume," "outlook," "continue," "seek," "plans," "achieve," and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "may" or similar expressions. These statements are based on the current beliefs and expectations of our management and are subject to significant risks and uncertainties. There can be no assurance that these transactions will occur or that the expected benefits associated therewith will be achieved. A number of important factors could cause actual results to differ materially from those contemplated by our forward-looking statements in this press release. Many of these factors are beyond our ability to control or predict. These factors include, but are not limited to, those found in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. We believe these forward-looking statements are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations. We do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Attachments – 11 pages of financial information

Contacts: John C. Helmken II, President & CEO, 912-629-6486
              Michael W. Harden, Jr., Chief Financial Officer, 912-629-6496

A printable PDF format of this entire Annual Earnings Release may be obtained from the Corporate Website at www.savb.com under the "SEC Filings and More" link and the "Latest Earnings Release" selection.

The Savannah Bancorp, Inc. and Subsidiaries
Fourth Quarter Financial Highlights
December 31, 2008 and 2007
($ in thousands, except per share data)
(Unaudited)

Balance Sheet Data at December 31	2008	2007	% Change
Total assets	$ 1,007,377	$ 932,459	8.0
Interest-earning assets	931,448	878,992	6.0
Loans	864,974	808,651	7.0
Allowance for loan losses	13,300	12,864	3.4
Nonaccruing loans	26,277	14,663	79
Loans past due 90 days – accruing	1,330	2,761	(52)
Net charge-offs	5,564	765	NM
Deposits	832,123	764,218	8.9
Interest-bearing liabilities	837,558	759,597	10
Shareholders' equity	80,932	76,272	6.1
Allowance for loan losses to total loans	1.54%	1.59%	(3.1)
Nonperforming assets to total loans and OREO	4.09%	2.41%	70
Loan to deposit ratio	104%	106%	(1.9)
Equity to assets	8.03%	8.18%	(1.8)
Tier 1 capital to risk-weighted assets	10.28%	10.49%	(2.0)
Total capital to risk-weighted assets	11.54%	11.74%	(1.7)
Outstanding shares (000s)	5,934	5,924	0.2
Book value per share	$ 13.64	$ 12.88	5.9
Tangible book value per share	$ 13.19	$ 12.40	6.4
Market value per share	$ 8.85	$ 17.14	(48)
Performance Data for the Year			
Net income	$ 6,006	$ 7,636	(21)
Return on average assets	0.63%	0.88%	(28)
Return on average equity	7.60%	10.68%	(29)
Net interest margin	3.58%	3.99%	(10)
Efficiency ratio	61.85%	56.09%	14
Per share data:			
Net income – basic	$ 1.01	$ 1.31	(23)
Net income – diluted	$ 1.01	$ 1.29	(22)
Dividends	$ .50	$ .48	4.2
Average shares (000s):			
Basic	5,930	5,850	1.4
Diluted	5,947	5,922	0.4
Performance Data for the Fourth Quarter			
Net income	$ 778	$ 353	120
Return on average assets	0.31%	0.15%	107
Return on average equity	3.86%	1.83%	111
Net interest margin	3.24%	3.72%	(13)
Efficiency ratio	63.89%	60.48%	2.3
Per share data:			
Net income – basic	$ 0.13	$ 0.06	117
Net income – diluted	$ 0.13	$ 0.06	117
Dividends	$ 0.125	$ 0.120	4.2
Average shares (000s):			
Basic	5,933	5,923	0.2
Diluted	5,942	5,968	(0.4)

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets
December 31, 2008 and 2007
($ in thousands, except share data)

	December 31,	
	2008	2007
Assets	**(Unaudited)**	
Cash and due from banks	**$ 15,196**	$ 12,721
Federal funds sold	**9,701**	4,435
Interest-bearing deposits in banks	**3,312**	20,148
Cash and cash equivalents	**28,209**	37,304
Securities available for sale, at fair value (amortized		
cost of $79,447 and $60,241)	**81,619**	61,057
Loans held for sale	**291**	180
Loans, net of allowance for loan losses of $13,300 and $12,864	**851,674**	795,787
Premises and equipment, net	**11,107**	6,830
Other real estate owned	**8,100**	2,112
Bank-owned life insurance	**6,216**	5,985
Goodwill and other intangible assets, net	**2,642**	2,806
Other assets	**17,519**	20,398
Total assets	**$1,007,377**	$932,459
Liabilities		
Deposits:		
Noninterest-bearing	**$ 82,831**	$ 88,503
Interest-bearing demand	**128,965**	127,902
Savings	**14,370**	16,168
Money market	**199,194**	176,615
Time deposits	**406,763**	355,030
Total deposits	**832,123**	764,218
Short-term borrowings	**66,737**	70,599
Federal Home Loan Bank advances – long-term	**11,219**	2,973
Subordinated debt to nonconsolidated subsidiaries	**10,310**	10,310
Other liabilities	**6,056**	8,087
Total liabilities	**926,445**	856,187
Shareholders' equity		
Preferred stock, par value $1 per share:		
authorized 10,000,000 shares, none issued	**-**	-
Common stock, par value $1 per share: authorized		
20,000,000 shares; issued 5,933,789 and 5,923,797 shares	**5,934**	5,924
Additional paid-in capital	**38,516**	38,279
Retained earnings	**33,552**	30,512
Treasury stock, 318 shares in 2008 and 2007	**(4)**	(4)
Accumulated other comprehensive income, net	**2,934**	1,561
Total shareholders' equity	**80,932**	76,272
Total liabilities and shareholders' equity	**$1,007,377**	$932,459

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income
for the Two Years and Five Quarters Ending December 31, 2008
($ in thousands, except per share data)

						(Unaudited)			
	For the Years Ended				2008			2007	Q4-08 /
	December 31,		%	Fourth	Third	Second	First	Fourth	Q4-07
	2008	2007	Chg	Quarter	Quarter	Quarter	Quarter	Quarter	% Chg
Interest and dividend income									
Loans, including fees	$53,259	$59,435	(10)	$12,268	$13,333	$13,447	$14,211	$15,016	(18)
Loans held for sale	60	98	(39)	8	20	20	12	14	(43)
Investment securities	3,081	2,907	6.0	817	722	760	782	767	6.5
Deposits with banks	149	346	(57)	18	30	34	67	100	(82)
Federal funds sold	133	472	(72)	16	31	33	53	45	(64)
Total interest and dividend income	56,682	63,258	(10)	13,127	14,136	14,294	15,125	15,942	(18)
Interest expense									
Deposits	21,842	26,415	(17)	4,969	5,391	5,358	6,124	6,881	(28)
Short-term borrowings & sub debt	2,303	3,454	(33)	543	412	467	881	935	(42)
FHLB advances	294	413	(29)	80	82	83	49	46	74
Total interest expense	24,439	30,282	(19)	5,592	5,885	5,908	7,054	7,862	(29)
Net interest income	32,243	32,976	(2.2)	7,535	8,251	8,386	8,071	8,080	(6.7)
Provision for loan losses	6,000	4,675	28	2,270	1,505	1,155	1,070	3,145	(28)
Net interest income after the provision for loan losses	26,243	28,301	(7.3)	5,265	6,746	7,231	7,001	4,935	6.7
Noninterest income									
Trust and asset management fees	2,832	1,513	87	675	713	720	724	769	(12)
Service charges on deposits	1,881	1,383	36	447	513	534	387	349	28
Mortgage related income, net	295	615	(52)	60	86	86	63	98	(39)
Other operating income	1,216	1,242	(2.1)	314	296	300	306	315	(0.3)
Gain on hedges	1,288	-	-	574	430	-	284	-	-
Gain (loss) on sale of OREO	(142)	(44)	223	(141)	(17)	17	(1)	(38)	271
Gain on sale of securities	163	-	-	29	-	134	-	-	-
Total noninterest income	7,533	4,709	60	1,958	2,021	1,791	1,763	1,493	31
Noninterest expense									
Salaries and employee benefits	13,536	11,846	14	3,095	3,479	3,489	3,473	3,125	(1.0)
Occupancy and equipment	3,884	3,294	18	1,118	967	910	889	958	17
Information technology	1,633	1,616	1.1	421	424	395	393	422	(0.2)
Other operating expense	5,547	4,383	27	1,431	1,364	1,357	1,395	1,285	11
Total noninterest expense	24,600	21,139	16	6,065	6,234	6,151	6,150	5,790	4.7
Income before income taxes	9,176	11,871	(23)	1,158	2,533	2,871	2,614	638	82
Income tax expense	3,170	4,235	(25)	380	895	985	910	285	33
Net income	$ 6,006	$ 7,636	(21)	$ 778	$ 1,638	$ 1,886	$ 1,704	$ 353	120
Net income per share:									
Basic	$ 1.01	$ 1.31	(23)	$ .13	$ 0.28	$ 0.32	$ .29	$ .06	117
Diluted	$ 1.01	$ 1.29	(22)	$ .13	$ 0.28	$ 0.32	$ .29	$ .06	117
Average basic shares (000s)	5,930	5,850	1.4	5,933	5,930	5,931	5,927	5,923	0.2
Average diluted shares (000s)	5,947	5,922	0.4	5,942	5,943	5,952	5,952	5,968	(0.4)
Performance Ratios									
Return on average equity	7.60%	10.68%	(29)	3.86%	8.24%	9.65%	8.76%	1.83%	110
Return on average assets	0.63%	0.88%	(28)	0.31%	0.68%	0.80%	0.73%	0.15%	107
Net interest margin	3.58%	3.99%	(10)	3.24%	3.63%	3.77%	3.70%	3.72%	(13)
Efficiency ratio	61.8%	56.1%	10	63.9%	60.7%	60.4%	62.5%	60.5%	5.6
Average equity	78,998	71,516	10	80,138	79,035	78,596	78,210	74,447	7.6
Average assets	960,260	869,026	10	991,368	964,762	949,937	934,756	910,785	8.8
Average interest-earning assets	898,295	830,900	8.1	922,642	901,992	892,397	876,022	865,430	6.6


The Savannah Bancorp, Inc. and Subsidiaries
Selected Financial Condition Highlights – Five-Year Comparison
($ in thousands, except per share data)
(Unaudited)


	2008	2007	2006	2005	2004
Selected Average Balances					
Assets	**$960,260**	$869,026	$769,917	$685,163	$557,474
Loans held for sale	**765**	1,299	7,842	23,033	27,209
Loans, net of unearned income	**821,673**	754,490	658,750	565,131	441,421
Securities	**62,019**	58,910	50,600	41,300	40,703
Other interest-earning assets	**13,838**	16,201	17,278	26,168	22,383
Total interest-earning assets	**898,295**	830,900	734,470	655,632	531,716
Interest-bearing deposits	**701,045**	628,310	542,375	487,493	371,877
Borrowed funds	**88,553**	70,939	62,255	55,255	67,353
Total interest-bearing liabilities	**789,598**	699,249	604,630	542,748	439,230
Noninterest-bearing deposits	**83,678**	91,367	96,113	89,386	76,593
Total deposits	**784,723**	719,677	638,488	576,879	448,470
Shareholders' equity	**78,998**	71,516	61,766	47,428	38,126
Loan to deposit ratio – average	**105%**	105%	103%	98%	98%
Selected Financial Data at Year-End					
Assets	**$1,007,377**	$932,459	$843,514	$717,901	$617,341
Interest-earning assets	**931,448**	878,992	803,927	685,531	593,035
Loans held for sale	**291**	180	914	10,473	26,471
Loans, net of unearned income	**864,974**	808,651	720,918	613,667	499,868
Deposits	**832,123**	764,218	706,824	600,510	506,120
Loan to deposit ratio	**104%**	106%	102%	102%	99%
Interest-bearing liabilities	**837,558**	759,597	669,974	558,116	488,546
Shareholders' equity	**80,932**	76,272	66,574	58,543	40,071
Shareholders' equity to total assets	**8.03%**	8.18%	7.89%	8.15%	6.49%
Dividend payout ratio	**49.38%**	36.73%	25.92%	25.53%	37.69%
Risk-based capital ratios:					
Tier 1 capital to risk-weighted assets	**10.28%**	10.49%	11.09%	11.52%	9.95%
Total capital to risk-weighted assets	**11.54%**	11.74%	12.34%	12.77%	11.20%
Loan Quality Data					
Nonperforming assets	**$ 35,707**	$ 19,535	$ 2,776	$ 1,357	$ 998
Nonperforming loans	**27,607**	17,424	2,231	1,357	538
Net charge-offs	**5,564**	765	444	76	128
Allowance for loan losses	**13,300**	12,864	8,954	7,813	6,389
Nonperforming loans to loans	**3.19%**	2.15%	0.31%	0.22%	0.11%
Nonperforming assets to loans and other real estate owned	**4.09%**	2.41%	0.39%	0.22%	0.20%
Net charge-offs to average loans	**0.68%**	0.01%	0.07%	0.01%	0.03%
Allowance for loan losses to total loans	**1.54%**	1.59%	1.24%	1.27%	1.28%
Per Share Data at Year-End (a)					
Book value	**$ 13.64**	$ 12.88	$ 11.52	$ 10.20	$ 7.80
Tangible book value	**13.19**	12.40	11.52	10.20	7.80
Common stock closing price (Nasdaq)	**8.85**	17.14	27.25	28.38	21.64
Common shares outstanding (000s)	**5,934**	5,924	5,781	5,739	5,140

(a) Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

The Savannah Bancorp, Inc. and Subsidiaries
Selected Operating Highlights – Five-Year Comparison
($ in thousands, except per share data)
(Unaudited)

	2008	2007	2006	2005	2004
Summary of operations					
Interest income - taxable equivalent	$56,714	$63,414	$55,347	$42,544	$28,947
Interest expense	24,439	30,282	22,737	14,679	8,427
Net interest income - taxable equivalent	32,275	33,132	32,610	27,865	20,520
Taxable equivalent adjustment	(32)	(156)	(158)	(186)	(240)
Net interest income	32,243	32,976	32,452	27,679	20,280
Provision for loan losses	6,000	4,675	1,585	1,500	1,450
Net interest income after provision for loan losses	26,243	28,301	30,867	26,179	18,830
Noninterest income					
Trust and asset management fees	2,832	1,513	658	501	442
Service charges on deposit accounts	1,881	1,383	1,526	1,622	1,598
Mortgage related income, net	295	615	886	1,292	1,079
Other operating income	1,216	1,242	1,233	972	981
Gain on hedges	1,288	-	-	-	-
Loss on sale of OREO	(142)	(44)	-	-	-
Gain on sale of securities	163	-	-	-	-
Total noninterest income	7,533	4,709	4,303	4,387	4,100
Noninterest expense					
Salaries and employee benefits	13,536	11,846	10,852	9,530	8,362
Occupancy and equipment	3,884	3,294	2,920	2,199	1,963
Information technology	1,633	1,616	1,525	1,244	1,049
Other operating expense	5,547	4,383	4,656	3,673	2,880
Total noninterest expense	24,600	21,139	19,953	16,646	14,254
Income before income taxes	9,176	11,871	15,217	13,920	8,676
Income tax expense	3,170	4,235	5,215	4,880	2,940
Net income	$ 6,006	$ 7,636	$10,002	$ 9,040	$ 5,736
Net income per share: (a)					
Basic	$ 1.01	$ 1.31	$ 1.73	$ 1.68	$ 1.12
Diluted	$ 1.01	$ 1.29	$ 1.70	$ 1.63	$ 1.09
Cash dividends paid per share	$ 0.50	$ 0.48	$ 0.45	$ 0.43	$ 0.42
Average basic shares outstanding (000s)	5,930	5,850	5,765	5,396	5,136
Average diluted shares outstanding (000s)	5,947	5,922	5,876	5,531	5,261
Performance ratios					
Net interest margin	3.58%	3.99%	4.44%	4.25%	3.86%
Return on average assets	0.63%	0.88%	1.30%	1.32%	1.03%
Return on average equity	7.60%	10.68%	16.19%	19.06%	15.04%
Efficiency ratio	61.85%	56.09%	54.29%	51.91%	58.47%

(a)   Share and per share amounts have been restated to reflect the effect of a 5-for-4 stock split in December 2006.

The Savannah Bancorp, Inc. and Subsidiaries
Selected Quarterly Data – 2008 and 2007
($ in thousands, except per share data)
(Unaudited)

Condensed Quarterly Income Statements

The following is a summary of unaudited quarterly results for 2008 and 2007:

	2008				2007			
	Fourth	Third	Second	First	Fourth	Third	Second	First
Net interest income	$7,535	$8,251	$8,386	$8,071	$8,080	$8,308	$8,412	$8,176
Provision for loan losses	2,270	1,505	1,155	1,070	3,145	635	395	500
Net interest income after provision for loan losses	5,265	6,746	7,231	7,001	4,935	7,673	8,017	7,676
Noninterest income	1,958	2,021	1,791	1,763	1,493	1,164	1,000	1,052
Noninterest expense	6,065	6,234	6,151	6,150	5,790	5,176	5,026	5,147
Income before income taxes	1,158	2,533	2,871	2,614	638	3,661	3,991	3,581
Income tax expense	380	895	985	910	285	1,280	1,400	1,270
Net income	$ 778	$1,638	$1,886	$1,704	$ 353	$2,381	$2,591	$2,311
Per share: (a)								
Net income – basic	$ .131	$ .276	$ .318	$ .287	$ .060	$ .406	$ .445	$ .400
Net income – diluted	$ .131	$ .276	$ .317	$ .286	$ .059	$ .402	$ .439	$ .392
Dividends	$ .125	$ .125	$ .125	$ .125	$ .120	$ .120	$ .120	$ .120
Average shares (000s)								
Basic	5,933	5,930	5,931	5,928	5,923	5,862	5,824	5,782
Diluted	5,942	5,943	5,952	5,951	5,968	5,928	5,899	5,890

Quarterly Market Values of Common Shares

The Company's common stock was sold in an initial public offering on April 10, 1990. It is traded on the NASDAQ Global Market under the symbol SAVB. The quarterly high, low and closing stock trading prices for 2008 and 2007 are listed below. There were approximately 650 holders of record of Company Common Stock and, according to information available to the Company, approximately 1,150 additional shareholders in street name through brokerage accounts at December 31, 2008.

	2008				2007			
Closing Market Prices	Fourth	Third	Second	First	Fourth	Third	Second	First
High	$13.35	$15.00	$18.73	$18.49	$24.69	$25.97	$27.20	$28.07
Low	8.57	11.89	12.75	15.76	17.10	23.00	24.71	27.00
Close	8.85	13.25	13.00	17.50	17.14	24.69	25.10	27.00

The Savannah Bancorp, Inc. and Subsidiaries
Allowance for Loan Losses and Nonperforming Loans
(Unaudited)

($ in thousands)	2008 Fourth Quarter	Third Quarter	Second Quarter	First Quarter	2007 Fourth Quarter
Allowance for loan losses					
Balance at beginning of period	**$ 12,390**	$ 12,445	$ 12,128	$ 12,864	$ 9,842
Provision for loan losses	**2,270**	1,505	1,155	1,070	3,145
Net charge-offs	**(1,360)**	(1,560)	(838)	(1,806)	(123)
Balance at end of period	**$ 13,300**	$ 12,390	$ 12,445	$ 12,128	$ 12,864
As a % of loans	**1.54%**	1.45%	1.48%	1.45%	1.59%
As a % of nonperforming loans	**48.18%**	56.25%	66.61%	69.26%	73.83%
As a % of nonperforming assets	**37.25%**	43.94%	59.18%	62.08%	65.85%
Net charge-offs as a % of average loans (a)	**0.65%**	0.75%	0.40%	0.90%	0.07%
Risk element assets					
Nonaccruing loans	**$ 26,277**	$ 17,753	$ 16,991	$ 16,915	$ 14,663
Loans past due 90 days – accruing	**1,330**	4,274	1,693	596	2,761
Total nonperforming loans	**27,607**	22,027	18,684	17,511	17,424
Other real estate owned	**8,100**	6,168	2,346	2,025	2,112
Total nonperforming assets	**$ 35,707**	$ 28,195	$ 21,030	$ 19,536	$ 19,536
Loans past due 30-89 days	**$ 8,269**	$ 8,841	$ 6,528	$ 11,014	$ 4,723
Nonperforming loans as a % of loans	**3.19%**	2.58%	2.22%	2.10%	2.24%
Nonperforming assets as a % of loans and other real estate owned	**4.09%**	3.28%	2.50%	2.33%	2.51%

(a) Annualized

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis - 2008 and 2007

Average Balance		Average Rate			Taxable-Equivalent Interest (b)		Vari-ance	(a) Variance Attributable to	
2008	2007	2008	2007		2008	2007		Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 7,033	$ 6,958	2.11	4.97	Interest-bearing deposits	$ 149	$ 346	$ (197)	$ (200)	$ 3
60,136	56,851	4.98	5.01	Investments - taxable	3,002	2,848	154	(17)	171
1,883	2,059	5.46	7.33	Investments - non-taxable	103	151	(48)	(39)	(9)
6,805	9,243	1.95	5.11	Federal funds sold	133	472	(339)	(293)	(46)
765	1,299	7.82	7.54	Loans held for sale	60	98	(38)	4	(42)
821,673	754,490	6.47	7.89	Loans (c)	53,267	59,499	(6,232)	(10,743)	4,511
898,295	830,900	6.30	7.63	Total interest-earning assets	56,714	63,414	(6,700)	(11,081)	4,381
61,965	38,126			Noninterest-earning assets					
$960,260	$869,026			Total assets					
				Liabilities and equity					
				Deposits					
$120,661	$114,053	1.15	2.00	NOW accounts	1,396	2,279	(883)	(972)	89
15,488	17,831	0.88	0.99	Savings accounts	137	176	(39)	(20)	(19)
128,826	120,898	2.38	4.43	Money market accounts	3,079	5.355	(2,276)	(2,485)	209
68,464	46,989	2.66	3.85	MMA - institutional	1,827	1,809	18	(561)	579
147,576	131,553	4.52	5.35	CDs, $100M or more	6,685	7,020	(335)	(1,082)	747
85,790	74,234	3.49	4.83	CDs, broker	2,998	3,605	(607)	(1,020)	413
134,240	122,752	4.25	5.03	Other time deposits	5,720	6,171	(451)	(960)	509
701,045	628,310	3.11	4.20	Total interest-bearing deposits	21,842	26,415	(4,573)	(6,867)	2,294
10,264	7,833	2.86	5.27	FHLB advances – long term	294	413	(119)	(189)	70
67,979	52,796	2.44	4.95	Short-term borrowings	1,661	2,612	(951)	(1,329)	378
10,310	10,310	6.21	8.17	Subordinated debt	642	842	(200)	(203)	3
789,598	699,249	3.09	4.33	Total interest-bearing liabilities	24,439	30,282	(5,843)	(8,694)	2,851
83,678	91,367			Noninterest-bearing deposits					
7,986	6,894			Other liabilities					
78,998	71,516			Shareholders' equity					
$960,260	$869,026			Liabilities and equity					
		3.21	3.30	Interest rate spread					
		3.58	3.99	Net interest margin					
				Net interest income	$32,275	$33,132	$ (857)	$(2,387)	$1,530
$108,697	$131,651			Net earning assets					
$784,723	$719,677			Average deposits					
		2.78	3.67	Average cost of deposits					
105%	105%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $32 and $156 in 2008 and 2007.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

The Savannah Bancorp, Inc. and Subsidiaries
Average Balance Sheet and Rate/Volume Analysis – Fourth Quarter, 2008 and 2007

Average Balance		Average Rate			Taxable-Equivalent Interest (b)		Vari-	(a) Variance Attributable to	
QTD 2008	QTD 2007	QTD 2008	QTD 2007		QTD 2008	QTD 2007	ance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)	
				Assets					
$ 9,998	$ 9,067	0.71	4.38	Interest-bearing deposits	$ 18	$ 100	($82)	$ (84)	$ 2
67,557	58,946	4.70	5.07	Investments - taxable	800	754	46	(55)	101
1,792	1,917	5.09	7.45	Investments - non-taxable	23	36	(13)	(11)	(2)
7,366	5,368	0.86	3.33	Federal funds sold	16	45	(29)	(33)	4
159	669	19.96	8.30	Loans held for sale	8	14	(6)	20	(26)
835,770	789,463	5.82	7.55	Loans (c)	12,270	15,032	(2,762)	(3,442)	680
922,642	865,430	5.65	7.33	Total interest-earning assets	13,135	15,981	(2,846)	(3,665)	819
68,726	45,355			Noninterest-earning assets					
$991,368	$910,785			Total assets					
				Liabilities and equity					
				Deposits					
$127,757	$112,785	0.79	1.85	NOW accounts	254	527	(273)	(301)	28
14,636	16,437	0.89	0.94	Savings accounts	33	39	(6)	(2)	(4)
106,073	136,133	2.06	3.64	Money market accounts	550	1,250	(700)	(542)	(158)
81,776	46,989	2.26	4.99	MMA - institutional	466	591	(125)	(323)	198
143,900	148,231	4.05	5.36	CDs, $100M or more	1,468	2,001	(533)	(489)	(44)
107,637	72,360	3.11	4.82	CDs, broker	843	880	(37)	(312)	275
142,450	126,018	3.77	5.02	Other time deposits	1,355	1,593	(238)	(397)	159
724,229	658,953	2.72	4.14	Total interest-bearing deposits	4,969	6,881	(1,912)	(2,359)	447
11,609	3,021	2.73	6.04	FHLB advances – long term	80	46	34	(25)	59
73,959	63,952	2.00	4.48	Other borrowings	372	722	(350)	(400)	50
10,310	10,310	6.58	8.20	Subordinated debt	171	213	(42)	(42)	-
				Total interest-bearing					
810,107	736,236	2.71	4.24	liabilities	5,592	7,862	(2,270)	(2,839)	569
83,506	90,895			Noninterest-bearing deposits					
7,617	7,207			Other liabilities					
80,138	76,447			Shareholders' equity					
$991,368	$910,785			Liabilities and equity					
		2.94	3.09	Interest rate spread					
		3.24	3.72	Net interest margin					
				Net interest income	$7,543	$8,119	$ (576)	$ (826)	$ 250
$102,535	$129,194			Net earning assets					
$807,735	$749,848			Average deposits					
		2.44	3.64	Average cost of deposits					
103%	105%			Average loan to deposit ratio					

(a) This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b) The taxable equivalent adjustment results from tax exempt income less non-deductible TEFRA interest expense and was $8 and $39 in the fourth quarter 2008 and 2007, respectively.

(c) Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

The Savannah Bancorp, Inc. and Subsidiaries
Regulatory Capital Ratios

The banking regulatory agencies of The Savannah Bancorp, Inc. and Subsidiary Banks have adopted capital requirements that specify the minimum level for which no prompt corrective action is required. In addition, the Federal Deposit Insurance Corporation ("FDIC") has adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company's and the Subsidiary Banks' financial statements. The following tables show the capital ratios for the Company and the Subsidiary Banks at December 31, 2008 and 2007:

($ in thousands)	Company		Savannah		Bryan		Harbourside	
	2008	2007	2008	2007	2008	2007	2008	2007
Qualifying Capital								
Tier 1 capital	$85,356	$81,049	$54,665	$50,433	$20,553	$18,045	$ 6,128	$ 8,681
Total capital	95,767	90,747	61,434	56,864	23,176	20,328	6,942	9,611
Leverage Ratios								
Tier 1 capital to average assets	8.61%	8.90%	8.39%	8.29%	8.62%	8.62%	7.49%	10.11%
Risk-based Ratios								
Tier 1 capital to risk-weighted assets	10.28%	10.49%	10.13%	9.84%	9.80%	9.88%	9.57%	11.86%
Total capital to risk-weighted assets	11.54%	11.74%	11.38%	11.09%	11.05%	11.13%	10.84%	13.13%

Following are the regulatory capital ratios minimum ratio and the minimum ratios to be classified as a well-capitalized holding company or bank:

Regulatory Capital Guidelines:	Well-Capitalized	Minimum
Tier 1 capital to average assets	5.00%	4.00%
Tier 1 capital to risk-weighted assets	6.00%	4.00%
Total capital to risk-weighted assets	10.00%	8.00%

The Savannah Bancorp, Inc. and Subsidiaries
Loan Concentration Schedule

($ in thousands)	12/31/08	% of Total	12/31/07	% of Total	% Dollar Change
Non-residential real estate					
Owner-occupied	$137,742	16	$118,714	15	16
Non owner-occupied	124,502	14	118,904	15	4.7
Construction	26,965	3	33,923	4	(21)
Commercial land and lot development	42,590	5	38,127	5	12
Total non-residential real estate	331,799	38	309,668	39	7.1
Residential real estate					
Owner-occupied – 1-4 family	89,774	10	83,828	10	7.1
Non owner-occupied – 1-4 family	147,396	17	114,992	14	28
Construction	43,431	5	57,541	7	(25)
Residential land and lot development	98,715	12	109,718	14	(10)
Home equity lines	55,092	6	43,322	5	27
Total residential real estate	434,408	50	409,401	50	6.1
Total real estate loans	766,207	88	719,069	89	6.6
Commercial	81,348	10	71,370	9	14
Consumer	17,628	2	18,692	2	(5.7)
Unearned fees, net	(209)	-	(480)	-	(56)
Total loans, net of unearned fees	$ 864,974	100	$ 808,651	100	7.0

The Savannah Bancorp, Inc. and Subsidiaries
Consolidated Statement of Shareholders' Equity
For the Three Years Ended December 31, 2008
($ in thousands, except share data)

	December 31,		
	2008	2007	2006
Common shares issued			
Shares, beginning of year	**5,923,797**	5,781,381	4,591,339
Common stock issued	**6,211**	78,000	-
Stock split / dividend	**-**	-	1,155,564
Exercise of options	**3,781**	64,416	34,478
Shares, end of year	**5,933,789**	5,923,797	5,781,381
Treasury shares owned			
Shares, beginning of year	**318**	318	267
Stock split / dividend	**-**	-	63
Exercise of options	**-**	-	(12)
Shares, end of year	**318**	318	318
Common stock			
Balance, beginning of year	**$ 5,924**	$ 5,781	$ 4,591
Common stock issued	**6**	78	-
Stock split / dividend	**-**	-	1,156
Exercise of options	**4**	65	34
Balance, end of year	**5,934**	5,924	5,781
Additional paid-in capital			
Balance, beginning of year	**38,279**	35,747	36,257
Common stock issued, net of issuance costs	**68**	1,702	-
Stock split / dividend	**-**	-	(1,156)
Stock-based compensation, net	**137**	147	299
Exercise of options	**32**	683	272
Stock options tax benefit	**-**	-	75
Balance, end of year	**38,516**	38,279	35,747
Retained earnings			
Balance, beginning of year	**30,512**	25,681	18,272
Net income	**6,006**	7,636	10,002
Dividends paid	**(2,966)**	(2,805)	(2,593)
Balance, end of year	**33,552**	30,512	25,681
Treasury stock			
Balance, beginning and end of year	**(4)**	(4)	(4)
Accumulated other comprehensive income (loss), net			
Balance, beginning of year	**1,561**	(631)	(573)
Change in unrealized gains/losses on securities			
available for sale, net of tax	**842**	662	178
Change in fair value of derivative			
instruments, net of tax	**531**	1,530	(236)
Balance, end of year	**2,934**	1,561	(631)
Total shareholders' equity	**$ 80,932**	$ 76,272	$ 66,574